Exhibit 99.1

MIX TELEMATICS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1995/013858/06)
JSE share code:  MIX      ISIN:  ZAE000125316
NYSE share code:  MIXT
(“MiX Telematics” or “the company”)

UPDATE TO SMALL RELATED PARTY TRANSACTION

Shareholders are referred to the announcement dated December 6, 2018, in which they were advised that MiX Telematics, through its 85.1% held subsidiary MiX Telematics Enterprise SA Proprietary Limited, had concluded an agreement with TPF Investments Proprietary Limited (“TPF”) to acquire the property described as Erf 1335 Vorna Valley Extension 21 Township, Registration Division IR, Province of Gauteng situated in Midrand from TPF for a consideration of R44 000 000 (“the acquisition”).

As TPF is an associate of Robin Frew, the non-executive chairman of MiX Telematics, the acquisition constitutes a small related party transaction in terms of paragraph 10.7 of the JSE Listings Requirements. Accordingly, the company appointed BDO Corporate Finance Proprietary Limited (“BDO”) to provide a fairness opinion. BDO has subsequently concluded that the terms of the acquisition are fair to MiX Telematics shareholders. As required in terms of paragraph 10.7(b) of the JSE Listings Requirements, the board of MiX Telematics hereby confirms that it is of the opinion that the acquisition is fair insofar as MiX Telematics shareholders are concerned, having regard to the BDO fairness opinion. Copies of the BDO fairness opinion will be available for inspection at MiX Telematics’ offices (Matrix Corner, Howick Close, Waterfall Park, Midrand, 1686) for a period of 28 days from the date of this announcement.

On the basis of the aforegoing, the acquisition is not subject to shareholder approval.

January 23, 2019

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